EXHIBIT 99.4

Vicinity Motor Corp. Announces Strategic Distribution Partnership with DATTCO

Partnership to Enhance Reach in Northeastern United States; DATTCO Places Initial Order for Several Vehicles Spanning the Company’s Growing Vehicle Portfolio

VANCOUVER, BC – March 17, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has entered into a strategic U.S. distribution agreement with DATTCO, Inc. a U.S. full-service passenger transportation company, to distribute Vicinity vehicles within the Northeastern United States.

Headquartered in New Britain, Connecticut, DATTCO operates facilities throughout New England and employs over 2,000 people in Massachusetts, New Hampshire, Maine, Rhode Island and Vermont. The distributorship supports Vicinity’s focus on U.S. distribution expansion for its growing portfolio of electric vehicles and conventionally powered buses. In addition to operating a fleet of over 1,200 buses, DATTCO provides sales, parts, warranty and service support for transportation providers in the region.

Under the new agreement, DATTCO will distribute Vicinity vehicles throughout New England. The Vicinity line fills in key transit, EV and shuttle opportunities within the DATTCO portfolio of vehicles, further enhancing its offering to current customers while expanding to new sectors. In conjunction with the agreement, DATTCO has placed an initial order valued at over $2 million for Vicinity Lightning™ EV and Classic transit buses and Optimal-EV S1 paratransit electric low-floor shuttle busses.

“Our distribution partnership with DATTCO will add to our reach in the Northeastern United States with a well-established company that has served the area since 1924,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “DATTCO’s large customer base – with over 1,800 customers including corporations, schools, tour operators and local organizations – are increasingly looking for sustainable solutions for their transportation needs. We are excited to provide their first EV options for customers and believe they will be quickly impressed with our range of heavy-duty, light-duty and special purpose electric vehicles. We look forward to working closely with the DATTCO team going forward.”

“As one of the region’s largest operators of buses, we are deeply committed to expanding our product portfolio to better serve our customers with a focus on dependability, quality service, comfort and safety,” said Don DeVivo, President & CEO of DATTCO. “Our customers’ priorities continue to evolve, and we’re convinced Vicinity’s product line has the best range of options covering traditional vehicles, as well as a widely-respected position in the expanding EV market. Both the innovative Vicinity Lightning™ EV and the VMC Optimal-EVs will be exciting new options that we believe will be an excellent choice for operators seeking electrified vehicles, designed from the ground up to be flexible, cost-effective and user friendly.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.